Exhibit 99.1

News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM: “REFOCUSED AND RENEWED FOR GROWTH IN 2008”

MONTRÉAL (QUÉBEC) CANADA — September 6, 2007 — SR Telecom Inc. (TSX: SRX) is a refocused, resilient and renewed organization according to President and CEO, Serge Fortin, who spoke to shareholders earlier today at the Company’s annual general meeting. Fortin painted a realistic, yet optimistic portrait of a Company that remains in a transition phase while it focuses on capitalizing on its strength in the rapidly-growing global WiMAX market.

“We have taken some significant steps in the last few quarters, and we will continue to make pro-active decisions going forward as we re-set the course of SR Telecom’s future,” said Fortin. “While we can see that the difficult decisions we have taken are beginning to pay off, we cannot relent. Our transition period continues, but with a renewed sense of optimism that SR Telecom is a strong company with a committed and talented workforce that will move confidently forward in 2008 and beyond.”

Fortin also added that the Board of directors continues to assess opportunities to raise capital, which will ensure adequate resources for growth.

A period of change and accomplishment
Reviewing the operational initiatives undertaken since his arrival at SR Telecom in August 2006, Fortin noted that:

•	Legacy issues stemming from incomplete restructuring efforts of the past disrupted operations, weakened financial results and damaged customer service commitments.
•	A new business plan was introduced in 2007, defining a clear path for SR Telecom to create a sustainable competitive advantage and increase the speed of manufacturing and R&D efforts.
•	The Company achieved a pivotal milestone in 2007 in receiving WIMAX Forum certification for its symmetryMX solution.
•	Business relationships were extended, including the addition of contract manufacturers and the signing of a three-year manufacturing and supply agreement with MTI Technology in Taiwan.
•	Most recently, SR Telecom signed a memorandum of understanding with Wavesat to collaborate on initiatives that address the market demand for global WiMAX technology.

Mr. Fortin also highlighted the financial steps taken in the last several months to renew the Company’s financial footing, including:

•	$20 million in financing secured in December 2006.
•	The sale of the Company’s Chilean subsidiary Comunicacion y Telefonia Rural (CTR), which released SR Telecom from all obligations related to CTR, including liabilities of approximately US$28 million.
•	The redemption and/or conversion of the remaining $2.7 million in convertible debentures, which also freed up approximately $4.7 million in restricted cash.
•	The sale and leaseback of the Company’s head office facility in Montréal.
•
An internal reorganization, including the wind-up of legacy product operations and centralization of activities, to pave the way for accelerated growth while maximizing productivity and return for shareholders.

•	Up to $45 million in new financing secured in July 2007 to enable SR Telecom to execute on its growth strategy.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

Customer relationships remain solid
Speaking of customers around the world, Fortin acknowledged that product development and delivery delays have strained some customer relationships, but noted that “our customers have remained loyal, despite weaknesses in our operations and financial results in 2006. In addition, we have made special efforts to open communication lines to address their concerns.”

Five priorities for 2007 and 2008
Fortin then turned to what he views as the Company’s “five ambitious priorities and objectives for this year and beyond.” These are:

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Grow WiMAX market share: The Company’s faith in WiMAX’s potential to revolutionize the broadband industry remains unshaken. SR Telecom’s software-upgradeable platform offers a safe, evolutionary path to WiMAX  “e”. “We are confident that this will allow us to attract customers during the interval when mobile WiMAX is still maturing.”

•
Deliver on the marketing plan: SR Telecom will market a diversified portfolio of customer premises equipment (CPE), offer value added pricing to customers, provide a fixed-WiMAX “e” solution, and provide a safe evolution to mobile-WiMAX “e”. “Our symmetryMX solution offers distinct competitive advantages that enable profitable business models and an enriching end-user experience. We believe it provides our customers the vehicle they need to drive ROI in the emerging WiMAX market.”

•
Continue financial gains: While the injection of up to $45 million in new funding has provided some flexibility, the company remains vigilant regarding expenses. The company’s revenue forecast for the remainder of 2007 is healthy. “If we can successfully nurture our new relationships and secure new business, we will regain our financial health in 2008.” The Board nonetheless continues to assess opportunities to raise capital that will ensure adequate resources for growth.

•
Realign the organization, as required: The WiMAX industry is rapidly evolving and “we must remain agile if we are to grow our share in the global market. We will not shy away from making changes that support our targeted marketing, development and operational strategies.”

•
Remain focused: SR Telecom has made significant progress in a volatile market and remains focused on what lies ahead. Fortin singled out the contribution of employees: “We have asked a lot of our people, and they have risen to the challenge. Innovation doesn’t just exist in R&D at SR Telecom; it lives in every part of the organization. Our employees have played a vital role in setting necessary priorities to meet the objectives set by management; their efforts are truly appreciated.”

Board changes
In concluding, Fortin acknowledged the contribution of Lionel Hurtubise, who has announced that he is stepping down as SR Telecom’s Chair of the Board to take on the role as Vice-Chair. “Lionel’s knowledge of the telecommunications industry and his leadership during SR Telecom’s transition period has been invaluable. I thank him for his dedication to SR Telecom and look forward to working with him in his new role.”

Lionel Hurtubise will be succeeded as Chair by Paul Griswold, formerly Vice-Chair and a member of SR Telecom’s Board since August 2005.

At the meeting, all currently serving directors were re-elected and Serge Fortin was elected by shareholders to serve on the Company’s Board until the next annual meeting of shareholders.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of September 6, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has also assumed a certain progression, which may not be realized. Additionally, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  Assumptions, risks and uncertainties in the Company’s management’s discussion and analysis for the year ended December 31, 2006 as updated by the Company’s Management`s discussion and analysis and the section entitled Risk factors in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com, at www.sec.gov and on the Company’s website at www.srtelecom.com.

The forward-looking information contained in this news release represents expectations of SR Telecom as of September 6, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryone and symmetrymx are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783